EXHIBIT 99.1

Volvo: Truck Deliveries January 2005

GOTEBORG, Sweden, Feb. 23, 2005 (PRIMEZONE) -- Total deliveries of trucks from the Group's three truck companies increased 30% in January this year, compared with the year-earlier period. Deliveries from Mack rose 80%, while deliveries from Renault Trucks were up 14%. Deliveries from Volvo Trucks increased 31% during the period.

During the past 12 months, order bookings for the Group's truck operations were 36% higher compared with the preceding year. Orders were up 11% in Europe, while the increase in North America was 86%.

For full report, see attachment.

February 23, 2005

For further information, please contact:

Media Relations:

Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59 Bob Martin, Mack, +1 (610) 709-2670 Claes Claeson, Volvo Trucks, +46 31-66 39 08

Investor Relations:

Fredrik Brunell, AB Volvo, +46 31 66 11 91

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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CONTACT:  Volvo Group
          Media Relations:
          Renault Trucks
          Bernard Lancelot
          +33 4 72 96 27 59

          Mack
          Bob Martin
          (610) 709-2670

          Volvo Trucks
          Claes Claeson
          +46 31-66 39 08

          Investor Relations:
          AB Volvo
          Fredrik Brunell
          +46 31 66 11 91